NEWS RELEASE

INTEROIL ISSUES STATEMENT REGARDING PROPOSED LNG PROJECT
IN PAPUA NEW GUINEA

Company Pleased with Support Received from Prime Minister and
Minister for Petroleum and Energy

InterOil LNG Project Expected to Generate Competitive Economic Returns and
Create Thousands of New Jobs and Economic Benefits for Papua New Guinea

Independent Resource Evaluations from GLJ Petroleum Consultants Ltd. and
Knowledge Reservoir Provided to Papua New Guinea Officials

Cairns, Australia and Houston, TX – September 4, 2009 – InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today confirmed that it and its joint venture partners, Petromin PNG Holdings Limited and Pacific LNG Operations Ltd., have submitted a project agreement to the government of Papua New Guinea for the construction of a proposed liquefied natural gas (LNG) plant in Port Moresby, Papua New Guinea.  Both the Prime Minister of Papua New Guinea, Sir Michael Somare, as well as the Minister for Petroleum and Energy, William Duma, have stated their support for the proposed project and associated agreement.  As previously announced, the proposed LNG project targets a $6.0 billion two-train LNG facility, with each train capable of producing approximately 4 million tons of LNG per annum.  Current plans call for first production of LNG towards the end of 2014 or beginning of 2015.

“We are pleased with the support that our proposed project and associated agreement have received from key government officials,” said Phil Mulacek, Chief Executive Officer of InterOil.  “By creating thousands of new jobs and other economic benefits, InterOil’s project has the potential to provide significant prosperity to the people of Papua New Guinea for years to come.”

The proposed LNG project is expected to have competitive investment returns compared to other projects under consideration in the region.  In particular, the high total volume of liquid content of the hydrocarbon resources estimated at the Elk/Antelope field as well as existing infrastructure in place, including the 99-year lease on government owned land for the LNG facility, deep-water harbour rights, jetty system with two berths for loading and off-loading ships, electricity, housing and roadways support the cost-competitiveness of the project and are expected to enhance investment returns when compared with other projects under consideration in the region.  Additionally, InterOil’s wells in the Elk/Antelope field are located in moderate foothills terrain, close to the coast and LNG plant site at Port Moresby, low in contaminants, and geographically protected from most weather disruptions.

At least 5,000 jobs are expected to be created at peak construction of the InterOil facility.  Economic returns from the project are expected to help fund public infrastructure and community services in Papua New Guinea, such as education and health, and provide income to land owners.

In addition to the previously noted support received from the Prime Minister of Papua New Guinea and the Minister for Petroleum and Energy, the proposed project and associated agreement are also supported by other key members of the Papua New Guinea government.  To support the project agreement, InterOil has recently provided two separate independent resource evaluations, one developed by GLJ Petroleum Consultants Ltd. and one developed by Knowledge Reservoir.

“Based on two separate independent resource evaluations prepared for InterOil and recently provided to Papua New Guinea officials, as well as the Company’s own results attained to date, InterOil believes that the likelihood of further successful exploration efforts for more gas and gas condensate, and for the potential discovery of oil in commercial quantities, have increased,” continued Mr. Mulacek.  “Like the Prime Minister, we recognize how important this project is to the development and reputation of Papua New Guinea.  We remain committed to moving forward with this project and support the Prime Minister’s recent call for two projects to be developed at the same time.”

About the Elk/Antelope Field
InterOil has three exploration licenses surrounding the Elk/Antelope field onshore in Papua New Guinea; these licences cover a total area of approximately 4 million gross acres, of which InterOil is the operator.

Since late 2006, InterOil has drilled three gas or gas and condensate wells in the Elk/Antelope field and, in so doing, has established its wells as the first, second and third highest flow rates for onshore gas wells in Papua New Guinea.  After preliminary testing for several weeks in March 2009, the Company’s Antelope-1 well flowed at 382 million cubic feet of natural gas per day (MMcfd) with 5,000 barrels of condensate per day (BCPD) for a total 68,700 barrels of oil equivalent per day (BOEPD).

GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator, prepared an evaluation of the potential resources of gas and condensate for the Elk/Antelope field, effective as at December 31, 2008 (the “GLJ Evaluation”) in accordance with the definitions and guidelines in the COGE Handbook and the Canadian Securities Administrators’ National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  A summary of the GLJ evaluation is included in InterOil’s Annual Information Form for the year ended December 31, 2008, a copy of which is located at www.sedar.com.  Additional data from the drilling of the Antelope 1 well has been obtained since December 31, 2008, which data is included in the evaluation prepared by Knowledge Reservoir of the potential resources of gas and condensate for the Elk/Antelope field, effective as at March 31, 2009.  Knowledge Reservoir is not an independent qualified reserve evaluator, as such term is defined in NI 51-101.  Based on these evaluations, as well as Company results attained to date, InterOil believes that the likelihood of further successful exploration efforts for new gas and gas condensate, and for the potential discovery of oil in commercial quantities, have increased.

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea, where the Company has invested more than $2 billion kina to date.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  InterOil’s common shares trade on the NYSE in US dollars. The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Ed Trissel/Andrea Priest
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Cautionary Statements

BOE/Mcfe Conversion
All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent. BOE's may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method and does not represent a value equivalency at the wellhead.

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning the project agreement with the PNG Government for the construction of an LNG plant in Papua New Guinea, the development of such LNG plant, the terms of such development, the benefits to PNG of such LNG plant, the commercialization and monetization of any natural gas resources, whether sufficient resources will be established, the likelihood of successful exploration for gas and gas condensate, and the potential discovery of commercial quantities of oil. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  In Particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.